Exhibit 99.1

ImmunoPrecise Moves SARS-CoV-2 PolyTope™ Cocktail Program’s Path Toward IND Filing

- Demonstrating what the Company believes to be the first reported in vivo synergistic effects of a multi-antibody (3+) combination treatment

- Dr. Ilse Roodink and Dr. Debby Kruijsen to host live webinar “Function First: Using complementary antibody platforms to fight Covid-19” today at 11:00 am Eastern Daylight Time

VICTORIA, British Columbia--(BUSINESS WIRE)--May 20, 2021--ImmunoPrecise Antibodies Ltd. (the "Company" or "IPA") (NASDAQ: IPA) (TSX venture: IPA) announces the completion of an efficacy-driven, preclinical study demonstrating further evidence of the in vivo efficacy of a four monoclonal antibody cocktail against non-overlapping epitopes, utilizing an optimized formulation and, for the first time, demonstrating therapeutic synergy of the cocktail components in vivo.

Highlights of the study include:

  Completed preclinical efficacy studies for its newly optimized 4-antibody cocktail (TATX-03b), showing strong in vivo therapeutic efficacy and synergy for the treatment and protection against SARS-CoV-2 infection
  The Company believes these are the first publicly reported in vivo synergistic effects of a multi-antibody (3+) combination treatment
  IPA’s optimized, 4-Ab cocktail (TATX-03b) shows high levels of efficacy in treating SARS-CoV-2 in the preclinical study
  Updated mutant binding data demonstrates continued in vitro resistance against novel variants of concern, including the recently described Californian and New York variants
  Company contracts ChemPartner Biologics (Shanghai) Co., Ltd. for optimized, stable CHO pool generation and cell bank generation for use in cGMP manufacturing

Live Webinar Today – ““Function First: Using complementary antibody platforms to fight Covid-19” will be aired at 11:00 am Eastern Daylight Time (New York, GMT-04:00).

To learn how IPA's PolyTope™ approach is designed to prevent the spread of novel variants, treat COVID-19, and prevent infection by SARS-CoV-2 and its variants, register for ImmunoPrecise’s webinar, to be held today, Thursday, May 20, 2021, hosted by Dr. Ilse Roodink and Dr. Debby Kruijsen.

Click HERE to Register

Background on IPA’s SARS-CoV-2 Variant Mitigation Program and Polytope Platform Approach

The company had previous announced 100% prophylactic and therapeutic efficacy of a similar antibody cocktail, notably demonstrating:

  The cocktail resulted in strong anti-viral effects against SARS-CoV-2 in both protective and therapeutic settings.
  Treatment of SARS-CoV-2 infected Syrian hamsters cleared the lungs and throat of detectable replication-competent virus in 100% of the infected animals.
  The IPA cocktail antibodies were equally effective in binding SARS-CoV-2 variants of concern, including the South African, Brazil and UK variants.

Today, the company announces new, positive data, demonstrating the in vivo efficacy of a modified formulation of TATX-03b (for improved neutralization potency) as well as the inclusion of dose-range study to confirm in vivo synergy of the cocktail components. In addition, as anticipated based on previously announced binding data, the company confirmed that TATX-03b effectively neutralizes SARS-CoV-2 variants of concern (South African and UK) in in vitro pseudovirus assays and retains binding to the newly identified California (B.1.429), and New York (B.1.526) variants.

Preclinical Efficacy Data of Modified TATX-03

Synergy contributes to full in vivo efficacy of therapeutic treatment of SARS-CoV-2 infection with TATX-03. In a preclinical study using a SARS-CoV-2 hamster challenge model of infection, treatment with TATX-03b, which was slightly adapted based on in vitro neutralization data showing improved potency boosting (via synergistic effects), resulted in suppression of replication-competent virus to undetectable levels in the lungs of all infected animals by day four post infection. While treatment of infected animals with either of two individual cocktail antibodies - dosed at the same total antibody as TATX-03b - cleared the lungs of detectable replication-competent virus in four out of five SARS-CoV-2 infected animals, inclusion of a dose-range confirmed in vivo synergistic effect of TATX-03b. To our knowledge, this is the first publicly reported study demonstrating in vivo synergistic effects in SARS-CoV-2 infected animals using a dose-escalation study. In IPA’s preclinical study:

  IPA’s TATX-03b PolyTope antibody cocktail was administered as a single dose to hamsters that had been infected with SARS-CoV-2 mutant D614G. TATX-03b is highly efficacious, clearing replication-competent viral titer to undetectable levels in the lung in 100% (five out of five) animals. The included dose-range provides informative data on proper clinical dosing levels for human use.
  The Company believes that these findings demonstrate in vivo synergistic effects of multi-antibody combination (beyond dual therapy) to treat SARS-CoV-2 infection.
  Monotherapy with either of two individual components of TATX-03b were also shown in the study to be highly efficacious in 80% (four out of five) animals.
  In vitro potency of TATX-03b is retained in pseudovirus neutralization assays adapted to UK and South African variants of concern, suggesting that it may also retain in vivo efficacy towards these variants.

“Apart from the advantage of our PolyTope approach to reduce mutagenic escape risk by broad epitope coverage of the spike protein, synergistic effects might be another important driver of sustainability of TATX-03b, as we observed retained in vitro neutralizing potency of our therapeutic cocktail in pseudovirus assays with the UK and South African variants while binding affinity of some of the individual components is reduced by corresponding mutations,” stated Dr. Ilse Roodink, ImmunoPrecise Global Program Director for Coronavirus. “In addition, synergistic effects open the possibility for lower dosing, which might clearly improve patient convenience without sacrificing effectivity.”

The TATX-03b formulation is intended to serve as the foundation for the Company’s cocktail as the Company prepares the product for clinical manufacturing.

It is notable that potential variants of concern continue to be discovered regularly, such as B.1.620, which recently emerged from Sub-Saharan Africa (Forbes, A Third SARS-CoV-2 Variant Of Interest (Potentially Concern) Emerges From Sub-Saharan Africa), published just two days ago. This report comes only weeks after the identification of another variant in Africa, which, according to the article’s author, Dr. Haseltine, “carries a similar wealth of dangerous mutations from an entirely separate lineage.”

“Many scientists anticipate the on-going emergence of novel variants, as the virus continues to replicate (the basis for new mutations) even in healthy, vaccinated individuals, and that these variants will continue to spread across the globe,” explained Dr. Jennifer Bath, CEO of ImmunoPrecise. “These variants will continue to create a moving target for vaccines and therapeutics that were not rationally designed to withstand the emergence of novel variants and strains. We believe this is where our long-term approach begins to pay off.” Dr. Bath adds, “Our therapeutic cocktail was designed not only to retain efficacy in the face of an ever-changing variant landscape, but also with the intent of preventing the emergence of novel variants, by inhibiting their replication, and therefore, preventing the spread of novel variants. Our approach may be key in enabling global pandemic response efforts to stay ahead of emerging variants, whereas even mono- and dual-therapies directed against conserved epitopes may remain subject to virus escape by mutation, in particular, as the application of those therapies themselves may apply a novel, selective pressure. We are actively reviewing our findings with select parties to determine the most effective and timely clinical path forward.”

Mutagenic Escape Risk Reduction and IPA’s PolyTope Approach

In developing IPA’s TATX-03b, the Company enrolled their PolyTope approach to facilitate cocktail formulations of antibodies that recognize non-overlapping SARS-CoV-2 spike protein epitopes to improve the breadth of epitope coverage of its product and minimize the risk of mutagenic escape as SARS-CoV-2 evolves. As treatment efficacy is not solely dependent on one antibody, a combination therapy is expected to be efficacious even if one of the components would be affected by a particular viral mutation. In addition, the “plug-and-play” character of IPA’s PolyTope approach is anticipated to facilitate adaptation of formulations, if required, leveraging IPA’s diversified lead antibody pool containing multiple antibody alternatives to each epitope as represented in a cocktail formulation.

Previously, IPA confirmed in cell-based, in vitro studies, that mutations in the circulating variants tested, including the UK (B.1.1.7), South Africa (B.1.351), and Brazil (P.1) lineages, did not affect binding of all members of the cocktail, since individual components have complementary binding interactions, allowing the cocktail to retain protection to these variants, i.e. minimizing the mutagenic escape by the virus. Further preclinical studies conducted by IPA revealed that the cocktail retained neutralization potency in pseudovirus assays adapted to UK and South African mutants and that the preclinical studies conducted to date by the Company also show that its antibody cocktail also remains effective in binding the more recently identified California (B.1.429), and New York (B.1.526) variants. Contrary to the use of mono- and dual- therapies, multi-antibody resistance to mutagenic escape has the potential to suppress the development of new variants, extending the medical and economic benefits of TATX-03b.

Clinical Preparedness

Based on the strong pre-clinical efficacy data, IPA is initiating what the Company anticipates as the final, necessary IND-enabling studies (pharmacokinetics and toxicology) required to support clinical evaluation of the PolyTope product. These studies are not expected to impact timelines, as the supporting data will be collected in parallel to activities supporting the advancement of both clinical manufacturing and IND filing.

Lastly, the Company has announced that they have sequence optimized their anti-SARS cocktail antibodies to increase expression, yield and quality outcomes of clinical products, while committing to ChemPartner Biologics (Shanghai) Co., Ltd. for the generation of cell banks in a royalty-free host cell line for subsequent use in cGMP manufacturing.

About IPA’s PolyTope Platform

IPA’s SARS-CoV-2 PolyTope monoclonal therapies are designed to protect against mutagenic escape with an emphasis on efficacy for every patient, variant, and strain of SARS-CoV-2. They are created with the goal of sustainable efficacy in the face of an evolving virus, combining extensively characterized, potently neutralizing, synergistic antibodies exhibiting richly diverse epitope coverage.

About ImmunoPrecise Antibodies Ltd.

IPA is an innovation-driven, technology platform company that supports its pharmaceutical and biotechnology company partners in their quest to discover and develop novel, therapeutic antibodies against all classes of disease targets. The Company aims to transform the conventional, multi-vendor, product development model by bringing innovative and high-throughput, data-driven technologies to its partners, incorporating the advantages of diverse antibody repertoires with the Company’s therapeutic antibody discovery suite of technologies, to exploit antibodies of broad epitope coverage, multiple antibody formats, valency and size, and to discover antibodies against multiple/rare epitopes. For further information, visit www.immunoprecise.com or contact solutions@immunoprecise.com.

Forward Looking Information

This news release contains forward-looking statements within the meaning of applicable United States securities laws and Canadian securities laws. Forward-looking statements are often identified by the use of words such as “potential”, "plans", "expects" or "does not expect", "is expected", "estimates", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking information contained in this news release include, but are not limited to, statements regarding the potential of IPA’s PolyTope monoclonal antibodies, including TATX-03, to provide strong anti-viral effects against SARS-CoV-2/COVID-19 disease or any variant of the virus as either a prophylactic (preventative) or treatment, to retain efficacy over time, to reduce or suppress the emergence of novel variants as well as its potential to prevent the spread of variants, to have antibodies available to add to its PolyTope antibody cocktail to respond to new virus variants, the expected timing to complete final IND-enabling efficacy studies and whether those studies will be sufficient to support clinical evaluation. In respect of the forward-looking information contained herein, the Company has provided such statements and information in reliance on certain assumptions that management believed to be reasonable at the time.

Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Actual results could differ materially from those currently anticipated due to a number of factors and risks, including, without limitation, the Company may not be successful in developing its PolyTope antibody cocktail or other vaccines or therapeutics against COVID-19 through the successful and timely completion of preclinical assays, studies and clinical trials, or may not receive all regulatory approvals to commence and then continue clinical trials of its products, and, be successful in partnering or commercializing its products related to COVID-19, the coverage and applicability of the Company’s intellectual property rights to its PolyTope antibody cocktails, as well as those risks discussed in the Company’s Annual Information Form dated November 16, 2020 (which may be viewed on the Company’s profile at www.sedar.com) and the Company’s Form 40-F dated December 28, 2020 (which may be viewed on the Company’s profile at www.sec.gov). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. Accordingly, readers should not place undue reliance on forward-looking information contained in this news release.

The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. The Company does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contacts

Investors:
LifeSci Advisors
John Mullaly
Email: jmullaly@lifesciadvisors.com